SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            Oak Industries Inc.
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           (Exact name of registrant as specified in its charter)


         Delaware                                      36-1569000
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(State or Other Jurisdiction                          (IRS Employer
     of Incorporation)                              Identification No.)


    Bay Colony Corporate Center, 1000 Winter Street, Waltham, MA  02154
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        (Address of principal executive offices)                 (Zip Code)



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. []



If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. []




Securities to be registered pursuant to Section 12(b) of the Act:

-------------------------------             ------------------------------
   Title of Each Class to be                Name of Each Exchange on which
         so Registered                      Each Class is to be Registered


    Junior Preferred Stock                     New York Stock Exchange
        Purchase Rights



Securities to be registered pursuant to Section 12(g) of the Act:


                                   None
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                             (Title of class)




Item 1.    Description of Registrant's Securities to be Registered.
           -------------------------------------------------------


On December 7, 1995, the Board of Directors (the "Board") of Oak Industries Inc. (the "Company") declared a dividend of one purchase right (a "Right") for every outstanding share of the Company's common stock, $.01 par value (the "Common Stock"). The Rights were distributed on December 18, 1995 to stockholders of record as of the close of business on that date (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of December 7, 1995, as amended as of November 24, 1999 (as amended, the "Rights Agreement") between the Company and BankBoston, N.A. (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which was or is issued after that date and prior to the "Distribution Date" (as defined below).

Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Junior Preferred Stock at a price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will expire on December 7, 2005 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

No separate Rights certificates have been issued. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock contained and will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Company's Common Stock certificates constitutes the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person, except as described below (an "Acquiring Person") has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date"), or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person, together with its affiliates and associates, owning 20% or more of the Company's outstanding Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. Pursuant to an amendment to the Rights Agreement dated as of November 24, 1999, (the "First Amendment") none of Corning Incorporated, a New York Corporation ("Corning"), Riesling Acquisition Corporation, a Delaware corporation ("Merger Subsidiary") or any of their respective existing or future affiliates or associates will be deemed to beneficially own any of the Company's Common Stock solely by virtue of or in connection with (i) the Agreement and Plan of Merger dated as of November 13, 1999 (the "Merger Agreement") among Corning, Merger Subsidiary and the Company,
(ii) the merger contemplated by the Merger Agreement, or (iii) the consummation of the other transactions contemplated by the Merger Agreement. In addition, no Distribution Date will be deemed to have occurred by reason of any of the foregoing events.

If at any time any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, in the event that after the Stock Acquisition Date, the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. None of the (i) the execution of the Merger Agreement, (ii) the merger contemplated by the Merger Agreement, or (iii) the consummation of the other transactions contemplated by the Merger Agreement shall trigger the rights set forth in this paragraph. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliate, associate or transferee of any Acquiring Person) shall immediately become null and void.

The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, or
(iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

The exercise price of the Rights, and the number of one one-hundredth of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

At any time prior to the Close of Business on December 7, 2005 or the earlier redemption of the Rights (the "Expiration Date"), the Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates, or their transferees).

The form of Rights Agreement dated as of December 7, 1995 between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights (including as exhibits the Certificate of Designation with respect to the Junior Preferred Stock, form of the Rights Certificate and the Summary of Rights) and the First Amendment are attached hereto as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.    Exhibits.
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  1.       Rights Agreement dated as of December 7, 1995 ("Rights
           Agreement") between the Company and Bank of Boston, as Rights Agent.*

  2. Form of Certificate of Designation with respect to the Junior Preferred Stock, par value $.01 per share, of the Company (attached as Exhibit A to the Rights Agreement).*

  3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).*

  4.       Summary of Rights (attached as Exhibit C to the Rights
           Agreement).*

  5. Amendment to the Rights Agreement dated as of November 24, 1999 between the Company and BankBoston, N.A., as Rights Agent.**

*     Filed with the original 8-A.
**    Filed herewith.





                                 SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           OAK INDUSTRIES INC.



Date:  November 24, 1999                   By:  /s/Coleman S. Hicks
                                                --------------------
                                           Name:  Coleman S. Hicks
                                           Title: Senior Vice President and
                                                  Chief Financial Officer





                              EXHIBIT INDEX


The following designated exhibits are filed herewith:

1. Rights Agreement dated as of December 7, 1995 ("Rights Agreement") between the Company and Bank of Boston, as Rights Agent.*

2. Form of Certificate of Designation with respect to the Junior Preferred Stock, par value $.01 per share, of the Company (attached as Exhibit A to the Rights Agreement).*

3.   Form of Rights Certificate (attached as Exhibit B to the Rights
     Agreement).*

4.   Summary of Rights (attached as Exhibit C to the Rights Agreement).*

5. Amendment to the Rights Agreement dated as of November 24, 1999 between the Company and BankBoston, N.A., as Rights Agent.**

*   Filed with the original 8-A.
**  Filed herewith.